HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 29, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

Re:	Horizon Lines, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 26, 2011

File No. 333-176520

Dear Mr. Dobbie:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2011 to Mr. Stephen Fraser, President and Chief Executive Officer of Horizon Lines, Inc. (the “Company”), with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Registration Statement to file, among other things, a revised form of opinion of counsel and a revised form of opinion of Hawaii counsel, and make certain other updating and conforming changes.

Exhibit 5.1

1.	We note your response to our prior comment five and reissue in part. Please have counsel remove assumptions (vi) and (vii) on page 3.

Response: Based upon the Staff’s comment, we have filed a revised form of opinion of counsel with Amendment No. 5. We respectfully advise the Staff that we intend to file a signed opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

2.	We note counsel’s opinion that the Guarantees will be valid and binding obligations of the Co-Registrants, including Hawaiian Stevedores, Inc. In that regard, please have counsel revise its opinion to state that to the extent its opinion relates to matters governed by the laws of the State of Hawaii, counsel has relied on the opinion of Carlsmith Ball LLP.

Response: Based upon the Staff’s comment, we have filed a revised form of opinion of counsel with Amendment No. 5. We respectfully advise the Staff that we intend to file a signed opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

Exhibit 5.2

3.	Please have counsel remove assumption (2) in the second full paragraph on page 2.

Response: Based upon the Staff’s comment, we have filed a revised form of opinion of Hawaii counsel with Amendment No. 5. We respectfully advise the Staff that we intend to file a signed opinion of Hawaii counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

*            *             *

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 or Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Michael F. Zendan, II
Michael F. Zendan, II Senior Vice President, General
Counsel and Secretary Horizon Lines, Inc.

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Jason K. Zachary

Kirkland & Ellis LLP

2